Exhibit 99.4

HQ/FIN/CORP.FIN/2002
5 August 2002

Sir,
            Sub:  Press Release on VSNL exposure to WorldCom.
                                -------------

Please find sent herewith the Press Release no. 14/2002 dated August 5, 2002 on VSNL exposure to WorldCom.



Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

By: /s/ ARUN GUPTA
--------------------

ARUN GUPTA
Executive Director (Finance)

To:

1. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

2.   Shri R.N.Aditya,  for Indian Stock Exchanges and others  requirements,  Fax
     2354

3. News Editors/Chief Reporters/Correspondents of various newspapers and news agencies/PIB/Doordarshan/AIR/stock Exchanges for favour of kind coverage.


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                          VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road
                            Fort, Mumbai -- 400 001


PRESS RELEASE NO. NO. 14/2002
MUMBAI AUGUST 5, 2002

     On July 21, 2002, WorldCom, Inc. ("WorldCom") announced that it and substantially all of its direct and indirect United States subsidiaries (the "Debtors") had filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to the Bankruptcy Code.

     WorldCom is one of VSNL's major carrier partners, with whom VSNL exchanges significant traffic with the United States. The relationship between the companies is governed by a tariff arrangement with WorldCom. For the year ended March 31, 2002, gross revenues from WorldCom represented approximately 14% of VSNL's total operating revenues. At March 31, 2002, balances due from WorldCom represented approximately 37.7% of total balances due from all customers. VSNL estimates that under this arrangement with WorldCom, VSNL receives quarterly gross revenues of approximately Rs. 2,210 million (approximately $45 million). VSNL has received approximately Rs. 3,336 million (approximately $ 68.6 million) from WorldCom in recent weeks. Till end of July 2002, VSNL estimates that it has exposure to WorldCom of approximately Rs. 2,940 million to Rs. 4,410 million (approximately $ 60 million to $ 90 million).

     VSNL has been in discussions with management at WorldCom and has been monitoring WorldCom's financial situation since its financial problems were first disclosed. VSNL intends to take steps necessary to recover monies owed to it by WorldCom, including seeking payment of VSNL's pre-petition claims from WorldCom in accordance with orders of the Bankruptcy Court. While VSNL remains optimistic that its relationship with WorldCom will continue to the benefit of each company and that VSNL will collect the monies due to it from WorldCom, there are risks inherent in any bankruptcy proceeding and there can be no assurance that VSNL will be able to collect its WorldCom receivables or that VSNL will not be adversely affected by WorldCom's financial difficulties.



                                                        By:  /s/ N. SRINATH
                                                           ---------------------
                                                        (N.Srinath)
                                                         Director (Operations)